Mail Stop 4561

      							July 21, 2005

Via U.S. Mail and Fax (615) 242-7331
Ms. Laura E. Ristvedt
Principal Financial Officer
Southern Management Group, LLC
4011 Armory Oaks Dr.
Nashville, TN 37204

	RE:	Southeast Acquisitions II, L.P.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the quarterly period ended March 31, 2005
		File No. 0-17680

Dear Ms. Ristvedt:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

2004 Compared to 2003, page 6

1. Clarify to us the terms of the sale of the 1.88 acres during 2004.
Specifically address whether there is any continuing involvement and how you have considered the provisions of paragraphs 25 and following of SFAS 66 in your determination of the proper accounting for the transaction.

Item 15. Exhibits, Financial Statement Schedules, and Reports on
Form
8-K

Exhibit 31

2. We note that the certifications filed as Exhibit 31.1 to your Form
10-K are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K. You should also revise your disclosure relating to
Controls and Procedures included in Item 7 of your filing to reflect the corrected wording of the certifications.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief

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Ms. Laura Ristvedt
Southeast Acquisitions II, L.P.
July 21, 2005
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